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sappi                                                              Sappi Limited

ANNOUNCEMENT
Embargoed/Not for release in, Japan, France, Canada or Australia

Johannesburg, 6 June 2002.

GUARANTEED US$ 750 MILLION BOND OFFERING BY SAPPI SUBSIDIARY, SAPPI PAPIER HOLDING AG.

Sappi Limited, a global coated fine paper manufacturer, announced today that it has guaranteed a US$ 750 million bond offering by its subsidiary, Sappi Papier Holding AG. The issue is a two-tranche offering of US$ 500 million 10-year and US$ 250 million 30-year tranche. The bonds carry fixed coupons of 6.75% for the 10-year trance and 7.50% for the 30-year tranche, equating to spreads of 175 and 195 basis points, respectively, over the relevant US Treasury bonds. The proceeds will be used to repay existing shorter term debt.

END

EMBARGOED/NOT FOR RELEASE IN JAPAN, FRANCE, CANADA OR AUSTRALIA

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THERE SHALL NOT BE ANY OFFER, SOLICITATION OR SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT NOR ANY COPY HEREOF MAY BE TAKEN OR TRANSMITTED INTO JAPAN, FRANCE, CANADA OR AUSTRALIA OR DISTRIBUTED DIRECTLY OR INDIRECTLY IN JAPAN, FRANCE, CANADA OR AUSTRALIA.

Issued by: Sappi Limited

For further information:
Andre Oberholzer
Corporate Affairs & Communication Manager
Sappi Limited
Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Cel +27 (0) 82 906 0638

Andre.oberholzer@za.sappi.com